UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

Cornerstone Financial Corporation

(Name of Issuer)

COMMON STOCK

(Title of Class of Securities)

21925G102

(CUSIP Number)

April 8, 2011

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act, but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.: 21925G102

1.	Names of Reporting Persons/I.R.S. Identification Nos. of Above Persons (Entities Only).

Black River BancVenture, Inc.              EIN:  26-0290764

2.	Check the Appropriate Box if a Member of a Group:

(a)       ☐
(b)       ☐

3.           SEC Use Only

4.           Citizenship or Place of Organization:        Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5. Sole Voting Power: 78,137
6. Shared Voting Power: - 0 -
7. Sole Dispositive Power: 78,137
8. Shared Dispositive Power: - 0 -

9.           Aggregate Amount Beneficially Owned by Each Reporting Person:     4.32%

10.           Check if the Aggregate Amount in Row (9) Excludes Certain Shares:     ☐

11.           Percent of Class Represented by Amount in Row (9):     4.32%

12.           Type of Reporting Person:  CO

CUSIP No.:   21925G102

Item 1(a)        Name of Issuer:

Cornerstone Financial Corporation

Item 1(b)        Address of Issuer’s Principal Executive Offices:

6000 Midatlantic Drive, Suite 120S
Mount Laurel, NJ  08054

Item 2(a)        Name of Person Filing:

Black River BancVenture, Inc.

Item 2(b)        Address of Principal Business Office, or if None, Residence:

8245 Tournament Drive, Suite 270
Memphis, TN  38125

Item 2(c)        Citizenship:

Delaware corporation

Item 2(d)        Title of Class of Securities:

Common Stock

Item 2(e)        CUSIP Number:

21925G102

Item 3.            If this statement is filed pursuant to §§ 240.13d-1(b), or 240.13d-2(b) or (c), check whether the person filing is a:

(a)   ☐ Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);

(b)   ☐ Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);

(c)   ☐ Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);

(d)   ☐ Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);

(e)   ☐ An investment adviser in accordance with § 240.13d-1(b)(1)(ii)(E);

(f)    ☐ An employee benefit plan or endowment fund in accordance with § 240.13d-1(b)(1)(ii)(F);

CUSIP No.:  21925G102

(g)   ☐ A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);

(h)   ☐ A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)    ☐ A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act (15 U.S.C. 80a-3);

(j)    ☐ Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

Item 4.           Ownership

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)           Amount of beneficially owned:                                                                            78,137

(b)           Percent of class:                                                                                                        4.32%

(c)           Number of shares as to which the person has:

(i)        Sole power to vote or to direct the vote:                                                 78,137

(ii)       Shared power to vote or to direct the vote:                                                - 0 -

(iii)      Sole power to dispose or to direct the disposition:                               78,137

(iv)      Shares power to dispose or to direct the disposition of:                          - 0 -

Item 5.         Ownership of Five Percent or Less of a Class.

      If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following:    ☒

Item 6.          Ownership of More than Five Percent on Behalf of Another Person.

N/A

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person

N/A

CUSIP No.:  21925G102

Item 8.	Identification and Classification of members of the Group.

N/A

Item 9.	Notice of Dissolution of Group

N/A

Item 10.         Certifications.

“By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.”

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

          April 11, 2011
                (Date)

/s/  John W. Spence
               (Signature)

 John W. Spence, President
          (Name and Title)